Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated December 20, 2023

Relating to Prospectus Dated May 3, 2022

Registration Statement No. 333-258863

ANNEXON, INC.

Common Stock

Pre-Funded Warrants to purchase Common Stock

This free writing prospectus relates only to the offering of shares of common stock and pre-funded warrants to purchase common stock described below and should be read together with the prospectus dated May 3, 2022 included in the Company’s Registration Statement on Form S-3 (File No. 333-258863), as amended (the “Prospectus”), including the documents incorporated by reference therein. This free writing prospectus supplements the Prospectus primarily to reflect the terms of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, being offered by Annexon, Inc. (“we,” “us,” “our,” “the Company” and “Annexon”). Except as otherwise indicated, all information in this free writing prospectus and the Prospectus assumes no exercise of outstanding options or warrants.

This free writing prospectus is qualified in its entirety by reference to the Prospectus, including the documents incorporated by reference therein. Financial information and other information presented in the Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized but not defined terms used in this free writing prospectus have the meanings given to them in the Prospectus.

Issuer:	Annexon, Inc.

Common stock offered by us:	25,035,000 shares.

Pre-Funded Warrants offered by us:	We are also offering, in lieu of shares of our common stock to certain investors, pre-funded warrants to purchase 18,379,861 shares of our common stock. The purchase price of each pre-funded warrant is equal to the price per share of our common stock at which the shares of our common stock are being sold in this offering, minus $0.001, the exercise price of each pre-funded warrant. Each pre-funded warrant will be exercisable from the date of issuance until fully exercised, subject to an ownership limitation.

Listing:	Shares of our common stock are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “ANNX.” We do not intend to list the pre-funded warrants on the Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.

Risk Factors

There is no public market for the pre-funded warrants being offered in this offering.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on the Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

We will not receive any meaningful amount of additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant has an exercise price of $0.001 per share of common stock. Each pre-funded warrant will be exercisable until it is fully exercised and by means of payment of the nominal cash purchase price upon exercise. Accordingly, we will not receive any meaningful additional funds upon the exercise of the pre-funded warrants.

Holders of the pre-funded warrants will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of shares of our common stock may not be permitted to exercise the pre-funded warrants that they hold.

A holder of the pre-funded warrants will not be entitled to exercise any portion of any pre-funded warrant that, upon giving effect to such exercise, would cause: (i) the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the number of shares of our common stock immediately after giving effect to the exercise; or (ii) the combined voting power of our securities beneficially owned by such holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of our securities outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

Use of Proceeds

We estimate that the net proceeds to us from our issuance and sale of shares of our common stock and pre-funded warrants will be approximately $117.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will receive only nominal additional proceeds from any exercise of pre-funded warrants.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to advance the global registrational program for ANX007 in geographic atrophy, the development of our pipeline of other product candidates and for working capital and other general corporate purposes. Based upon our current operating plan, we believe that the net proceeds of our offering, together with our existing cash and cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2026.

Description of Warrants

The following is a summary of the material attributes and characteristics of the pre-funded warrants. The form of pre-funded warrants will be provided to the pre-funded warrant purchasers in this offering and will be filed as an exhibit to a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”), in connection with this offering. The following summary is subject in all respects to the provisions contained in the pre-funded warrants.

Each pre-funded warrant entitles the holder thereof to purchase shares of our common stock at an exercise price equal to $0.001 per share. Each pre-funded warrant will be exercisable at any time beginning on the date of issuance. The number of shares of our common stock issuable upon exercise of each pre-funded warrant is subject to adjustment upon certain corporate events, including certain stock dividends and splits, combinations, reclassifications and certain other events.

The holder of the pre-funded warrant may exercise the pre-funded warrant by delivering an exercise notice, completed and duly signed, and payment in cash of the exercise price for the number of shares of our common stock for which the pre-funded warrant is being exercised. The holder of the pre-funded warrant may also satisfy its obligation to pay the exercise price through a “cashless exercise,” in which the holder receives the net value of the pre-funded warrant in shares of common stock determined according to the formula set forth in the pre-funded warrant.

Upon a holder’s exercise of the pre-funded warrant, we will issue the shares of common stock to which the holder is entitled pursuant to such exercise within two trading days after the exercise date.

A holder of the pre-funded warrant will not be entitled to exercise any portion of such pre-funded warrant that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by such holder (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder for purposes of Section 13(d) of the Exchange Act) to exceed 9.99% of the total number of then issued and outstanding shares of common stock, as such percentage ownership is determined in accordance with the terms of the pre-funded warrant and subject to such holder’s rights under the pre-funded warrant to increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from such holder to us.

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash, or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants.

Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

There is no established public trading market for the pre-funded warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the pre-funded warrants on any national securities exchange or other nationally recognized trading system.

We will initially serve as the warrant agent under the pre-funded warrants.

The pre-funded warrants do not confer upon the holder any voting or other rights as our stockholders.

General

Additional conforming changes are hereby made to the Prospectus to reflect the changes described in this free writing prospectus. All terms of the Prospectus applicable to our common stock will be applicable to the shares underlying the pre-warrants upon issuance.

We have filed a registration statement, including the Prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

3